THE MARSICO INVESTMENT FUND

MULTI-CLASS PLAN

Pursuant to Rule 18f-3 under the Investment Company Act of 1940

Effective Date November 17, 2021

WHEREAS, The Marsico Investment Fund (the “Trust”) engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Board of Trustees (the “Board”) of the Trust has considered the following Multi-Class Plan (this “Plan”) under which the Trust may offer multiple classes of shares of its now existing and hereafter created series (each, a “Fund”) pursuant to Rule 18f-3 under the 1940 Act;

WHEREAS, the Board has determined to divide the shares of each Fund into two classes;

WHEREAS, the Board has determined to designate the existing shares of each Fund as the Investor Class;

WHEREAS, the Board has further determined to authorize the establishment of a new class of shares of each Fund designated as the Institutional Class;

WHEREAS, the Trust’s Trust Instrument provides: “The assets belonging to a Series shall be charged with the liabilities of that Series and all expenses, costs, charges and reserves attributable to that Series, except that liabilities and expenses allocated solely to a particular Class shall be borne by that Class. Any general liabilities, expenses, costs, charges or reserves of the Trust which are not readily identifiable as belonging to any particular Series or Class shall be allocated and charged by the Trustees between or among any one or more of the Series or Classes in such manner as the Trustees deem fair and equitable;” and

WHEREAS, a majority of the Trustees of the Trust and a majority of the Trustees who are not “interested persons,” as defined in the 1940 Act, of the Trust (“Independent Trustees”) has found this Plan, including the expense allocation, to be in the best interests of each class of shares of each Fund individually, each Fund separately, and the Trust as a whole;

NOW, THEREFORE, the Trust hereby approves and adopts the following Plan pursuant to Rule 18f-3 under the 1940 Act.

1.	FEATURES OF THE CLASSES

Each Fund is authorized to issue from time to time its shares of beneficial interest in two classes: Investor Class shares and Institutional Class shares. Each class is subject to such investment minimums, sales charges and other conditions of eligibility as are set forth in the Trust’s prospectus and statement of additional information as from time to time in effect (together, the “Prospectus”). Each Fund may offer such classes of shares to such classes of persons as are set forth in the Prospectus.

Shares of each class of a Fund shall represent an equal pro rata interest in such Fund, and, generally, shall have identical voting, distribution, liquidation and other rights, preferences, powers, restrictions, limitations, qualifications and terms and conditions, except that: (a) each class shall have a different designation; (b) each class shall bear any Class Expenses (as defined in Section 3 below); (c) each class shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its administration or distribution arrangement; and (d) each class shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

In addition, the Investor Class and Institutional Class shares shall have the features described in Sections 2, 3 and 4 below. These features are subject to change by action of the Board to the extent permitted by law and by the Trust Instrument and By-Laws of the Trust, as may be amended.

2.	DISTRIBUTION AND SERVICE FEES; ADMINISTRATION FEES

(a) Investor Class Shares. The Trust has adopted a Third Amended and Restated Distribution and Service Plan (“Investor Class 12b-1 Plan”) in accordance with Rule 12b-1 under the 1940 Act pursuant to which Investor Class shares of each Fund may pay up to 0.25% of such Fund’s average daily net assets attributable to Investor Class shares in connection with any activities or expenses primarily intended to result in the sale of such Fund’s Investor Class shares as determined by the Board, or permitted non-distribution-related services, in accordance with the Investor Class 12b-1 Plan and as described in the Prospectus (“Investor Class 12b-1 Fees”). Investor Class shares shall be charged all Investor Class 12b-1 Fees.

(b) Institutional Class Shares. The Trust has not adopted a distribution and services plan with respect to Institutional Class shares of the Funds. However, Institutional Class shares may be offered through certain brokers and financial intermediaries (“service agents”) that have established a shareholder servicing relationship with the Trust on behalf of their customers. The Trust pays no compensation to such entities from 12b-1 fees, but each Fund’s Institutional Class may pay Supplemental Administrative Fees as discussed and defined in Section 2(c). Service agents may impose additional or different conditions on the purchase or redemption of Institutional Class shares of the Funds and may charge transaction or account fees to their customers. Service agents are responsible for transmitting to their customers a schedule of any such fees and conditions.

(c) Administration Fees. Each class of shares of a Fund pays UMB Fund Services, Inc. (the “Administrator” or “UMB”) fees for administration services (“Administration Fees”), which are generally allocated by Fund as Fund Level Expenses rather than by class, pursuant to an Administration Agreement with the Trust (the “Administration Agreement”). Under the Administration Agreement, the Administrator provides administration and other services such as, without limitation, compiling data for regulatory notices and reports, providing assistance with preparation and filing of the Trust’s tax returns and preparing financial statements for the Trust’s annual and semi-annual reports. In addition, certain institutional shareholders or broker-dealer intermediaries perform certain administrative services for Fund shareholders who hold their positions through the intermediaries, such as third-party administration or sub-transfer agency. These intermediaries may charge “platform fees” or other administrative fees for these services generally based on a percentage of such Fund’s average daily net assets (“Supplemental Administrative Fees”).

(d) Revenue Sharing. The Trust’s investment adviser may choose to pay certain fees or expenses, out of its legitimate revenues, which are intended to result in the sale of shares of the Trust generally, one or more Funds separately, or one or both classes.

3.	ALLOCATION OF INCOME AND EXPENSES

(a) Class Expenses. All classes shall pay their share of their respective Fund-Level Administration Fees and their Class-specific fees including Supplemental Administration Fees. Each class of shares may also pay a different share of other expenses (together with Investor Class 12b-1 Fees, any Class-specific Administration Fees, and Supplemental Administration Fees, and costs attributable to a particular class, “Class Level Expenses”), not including advisory or custodial fees or other expenses related to the management of the Trust’s assets, if those expenses are actually incurred in a different amount by that class, or if the class received services of a different kind or to a different degree than other classes.

(b) NAV Calculation. The net asset value of all outstanding shares of each Fund and each respective class shall be computed each business day and at the same time. For purposes of computing net asset value, the gross investment income of each Fund (such as dividends received by a Fund) shall be allocated to each class on the basis of the relative net assets of each class at the beginning of the day adjusted for the most recently available capital stock activity for each class as reported by the Fund’s transfer agent. Realized and unrealized gains and losses for each class will be allocated based on relative net assets at the beginning of the day, adjusted for the most recently available capital stock activity for each class, as reported by the Fund’s transfer agent.

(c) Allocation of Different Types of Expenses. To the extent practicable, certain expenses (other than Class Level Expenses as defined above, which shall be allocated more specifically) shall be allocated to each class based on the relative net assets of each class at the beginning of the day, adjusted for the most recently available capital stock activity for each class as reported by the Fund’s transfer agent. Allocated expenses to each class shall be subtracted from allocated gross income. These expenses include: (i) expenses incurred by the Trust (including, but not limited to, fees of Trustees, insurance and legal counsel) not attributable to a particular Fund or to a particular class of shares of a Fund (“Trust Level Expenses”); and (ii) expenses incurred by a particular Fund but not attributable to any particular class of such Fund’s shares (“Fund Level Expenses”). Expenses of a Fund shall be allocated to each class of shares depending upon the nature of the expense item. Trust Level Expenses and Fund Level Expenses shall be allocated between the classes of shares based on the relative net assets of each class at the beginning of the day, adjusted for the most recently available capital stock activity for each class, as reported by the Fund’s transfer agent. Approved Class Expenses shall be allocated to the particular class to which they are attributable. In addition, certain expenses may be allocated differently if their method of imposition changes. Thus, if a Class Expense can no longer be attributed to a class, it will be charged to a Fund for allocation among classes, as determined by the Board. Any additional Class Expenses not specifically identified above which are subsequently identified and determined to be properly allocated to one class of shares shall not be so allocated until approved by the Board in light of the requirements of the 1940 Act, and if and as applicable, the Internal Revenue Code of 1986 as amended.

(d) Other Allocation Methods. All of the Funds generally expect to use the “relative net assets” allocation method described above. The Trust reserves the right to utilize any other appropriate method to allocate income and expenses among the classes, including other methods specified in Rule 18f-3(c)(1), provided that a majority of the Trustees and a majority of the Independent Trustees determine that the method is fair to the shareholders of each class and that the annualized rate of return of each class will generally differ from that of the other classes only by the expense differentials among the classes.

4.	EXCHANGE AND CONVERSION PRIVILEGES

Shareholders may exchange shares of one class of a Fund for shares of an identical class of any other Fund, based upon each Fund’s net asset value per share.

In addition, shares of one class of a Fund may be converted, at the shareholder’s option, for shares of another class of the same Fund (a “conversion”), if and to the extent an applicable conversion privilege is disclosed in the Prospectus and subject to the terms and conditions set forth in the Prospectus, provided that the shareholder requesting the conversion meets the eligibility requirements of the class into which such shareholder seeks to convert.

  In addition, each Fund reserves the right, but not the obligation, to mandatorily convert shareholders from one class to another at its sole discretion if they no longer qualify as eligible for their existing class and they qualify for the other class. Such mandatory conversions, if triggered by failing to meet a necessary investment minimum for a class, may be as a result of a change in value of an account due to market movements, exchanges or redemptions. A Fund will notify affected shareholders in writing prior to any mandatory conversion. A mandatory conversion will be effected on the basis of the relative net asset value of the two classes without the imposition of any sales load, fee or other charge.

5.	WAIVER OR REIMBURSEMENT OF EXPENSES

Fees may be waived or expenses reimbursed by any adviser, underwriter or other provider of services to the Trust without the prior approval of the Board. The adviser may waive or reimburse advisory fees or other expenses of different classes to a different degree in a manner not inconsistent with Rule 18f-3.

6.	EFFECTIVENESS OF PLAN

This Plan shall not take effect until it has been approved by votes of a majority of both (a) the Trustees of the Trust and (b) the Independent Trustees. When this Plan takes effect, it shall supersede all previous plans of the Trust adopted pursuant to Rule 18f-3 under the 1940 Act, if any. The operational aspects of this Plan will be implemented once the Institutional Class commences operations, which will be at an appropriate date as determined by the officers of the Trust.

7.	MATERIAL MODIFICATIONS

This Plan may not be amended to modify materially its terms unless such amendment is approved in the manner provided for initial approval hereof in Section 7 above.

8.	LIMITATION OF LIABILITY

The Trustees of the Trust, the Trust’s officers, and the shareholders of each Fund shall not be liable for any obligations of the Trust or any Fund under this Plan, and the Administrator or any other person, in asserting any rights or claims under this Plan, shall look only to the assets and property of the Trust or such Funds in settlement of such rights or claims, and not to any Trustee, officer, or shareholder.

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